Stadium Capital Management, LLC

199 Elm Street

New Canaan, CT 06840-5321

April 16, 2015

BY EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Christina Chalk, Esq.

Re:	Big 5 Sporting Goods Corporation

PREC14A filed April 7, 2015

Filed by Stadium Capital Management, LLC et al

File No. 0-49850

Ladies and Gentlemen:

In response to your request in the letter dated April 14, 2015, relating to the above-referenced filings, Stadium Capital Management, LLC (“Stadium Capital”) hereby acknowledges the following:

1.	Stadium Capital is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Stadium Capital may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

Very truly yours,

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

cc:	David J. Berger, Wilson Sonsini Goodrich & Rosati, Professional Corporation